UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.2)*

Telekom Austria AG

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

87943Q109

(CUSIP Number)

January 27, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]

Rule 13d-1(b)

[ ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	87943Q109

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
Telecom Italia S.p.A.*
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	NOT APPLICABLE

(b)	X

3. SEC Use Only

4. Citizenship or Place of Organization		Italy

Number of Shares Bene- ficially Owned by Each Reporting Person With	5. Sole Voting Power	0

	6. Shared Voting Power	0

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person		0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)		0%

12. Type of Reporting Person (See Instructions)		HC, CO

--------------------------------------
* Effective August 4, 2003, Old Telecom Italia merged with and into Olivetti with Olivetti as the surviving company. Prior to the merger, Olivetti had a 54.94% controlling interest in Old Telecom Italia, and Old Telecom Italia was Olivetti's largest subsidiary. Following the merger, Olivetti as the surviving company changed its name to "Telecom Italia S.p.A". (The capitalized terms in this footnote have the meaning attributed to them in this Amendment No. 2 to the Schedule 13G.).

CUSIP NO.	87943Q109

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
Telecom Italia International N.V.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	NOT APPLICABLE

(b)	X

3. SEC Use Only

4. Citizenship or Place of Organization		The Netherlands

Number of Shares Bene- ficially Owned by Each Reporting Person With	5. Sole Voting Power	0

	6. Shared Voting Power	0

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person		0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)		0%

12. Type of Reporting Person (See Instructions)		HC

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13G of Österreichische Industrieholding AG, a company incorporated under the laws of the Republic of Austria (“ÖIAG”), Olivetti S.p.A., a company incorporated under the laws of the Republic of Italy (“Olivetti”), Telecom Italia S.p.A., a company formerly incorporated under the laws of the Republic of Italy (“Old Telecom Italia”) and STET International Netherlands N.V., a company incorporated under the laws of The Netherlands (“STET International Netherlands”), jointly filed with the U.S. Securities and Exchange Commission on February 14, 2001 as amended by Amendment No. 1 thereto filed on February 14, 2003 (together, the “Schedule 13G”), with respect to the ordinary shares (the “Shares”) of Telekom Austria AG, a company incorporated under the laws of the Republic of Austria (“Telekom Austria”), and previously beneficially owned by ÖIAG, Olivetti, Old Telecom Italia and STET International Netherlands.  Effective May 15, 2002, STET International Netherlands changed its name to Telecom Italia International N.V. (“Telecom Italia International”).

Effective August 4, 2003, Old Telecom Italia merged with and into Olivetti with Olivetti as the surviving company. Prior to the merger, Olivetti had a 54.94% controlling interest in Old Telecom Italia, and Old Telecom Italia was Olivetti’s largest subsidiary.  Following the merger, Olivetti as the surviving company changed its name to “Telecom Italia S.p.A.” (“New Telecom Italia”).

New Telecom Italia and Telecom Italia International are filing this Amendment No. 2 to the Schedule 13G to report the disposal on January 27, 2004 of their remaining equity interest in Telekom Austria by means of a private placement of 73,917,065 Shares, corresponding to 14.78% of Telekom Austria’s share capital.  As from January 27, 2004, New Telecom Italia and Telecom Italia International no longer hold any equity interest in Telekom Austria.

This document does not constitute or contain an offer to sell or a solicitation of an offer to buy any securities in the United States, in Austria or elsewhere. The Shares have not been and will not be offered or sold in the United States or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under U.S. Securities Act of 1933, as amended (the "Securities Act")) unless registered under the Securities Act or pursuant to an exemption from such registration.  In Austria, the Shares may be offered exclusively by way of a non public offering to a limited circle of persons within the scope of their business or professional activity according to Section 3/1/11 of the Austrian Capital Market Act.

Item 1.

(a)

Name of Issuer:
Telekom Austria AG

(b)

Address of Issuer’s Principal Executive Offices:
Lassallestrasse 9, 1020 Vienna, Austria

Item 2.

(a)

Name of Person Filing:
See cover pages Item 1.

(b)

Address of Principal Business Office or, if none, Residence:

Telecom Italia S.p.A., Corso d’Italia 41, 00198 Rome, Italy

Telecom Italia International N.V., Atrium 3111, Stawinskylaan 6th Floor, 10772X Amsterdam, The Netherlands

(c)

Citizenship:
See cover pages Item 4.

(d)

Title of Class of Securities:
ORDINARY SHARES, NO PAR VALUE

(e)

CUSIP Number:
87943Q109

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.

Ownership

(a)

Amount beneficially owned: 0

(b)

Percent of class: 0

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 0

(ii)

Shared power to vote or to direct the vote: 0

(iii)

Sole power to dispose or to direct the disposition of:  0

(iv)

Shared power to dispose or to direct the disposition of: 0

These totals represent the aggregate amount of shares owned by New Telecom Italia and Telecom Italia International following the disposal of their remaining equity interest in Telekom Austria on January 27, 2004.

Item 5.

Ownership of Five Percent or Less of a Class

X.

This Amendment No.2 is being filed to report that (i) on January 27, 2004, New Telecom Italia and Telecom Italia International disposed of their remaining equity interest in Telekom Austria by means of a private placement of 73,917,065 Shares, corresponding to 14.78% of Telekom Austria’s share capital, and (ii) effective January 27, 2004, the group formed by ÖIAG, Olivetti, Old Telecom Italia and Telecom Italia International was dissolved and the joint filing agreement entered into by and among the members of such group was terminated (see, also, Exhibit IV hereto).  Accordingly, as from January 27, 2004, New Telecom Italia and Telecom Italia International: (i) no longer (1) hold any equity interest in Telekom Austria or (2) share any voting power over the Shares beneficially owned by ÖIAG; and (ii) are no longer required to file a statement of beneficial ownership of the Shares pursuant to Regulation 13D-G under the U.S. Exchange Act of 1934, as amended.

This document does not constitute or contain an offer to sell or a solicitation of an offer to buy any securities in the United States, in Austria or elsewhere. The Shares have not been and will not be offered or sold in the United States or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under U.S. Securities Act of 1933, as amended (the "Securities Act")) unless registered under the Securities Act or pursuant to an exemption from such registration.  In Austria, the Shares may be offered exclusively by way of a non public offering to a limited circle of persons within the scope of their business or professional activity according to Section 3/1/11 of the Austrian Capital Market Act.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.

Identification and Classification of Members of the Group

N/A.

Item 9.

Notice of Dissolution of Group

See Exhibit IV hereto.

Item 10.

 Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2004

TELECOM ITALIA S.p.A.

By:

/s/ Aldo Cappuccio

Name:

Aldo Cappuccio

Title:

Head of Corporate and Legal Affairs

TELECOM ITALIA

INTERNATIONAL N.V.

By:

/s/ Michelangelo Damasco

Name:

Michelangelo Damasco

Title:

Head of Corporate and Legal Affairs

EXHIBIT INDEX

EXHIBIT IV	Notice of Dissolution of Group